Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange Warrants to Acquire Shares of Common Stock

of

TriSalus Life Sciences, Inc.

for

Shares of Common Stock

of

TriSalus Life Sciences, Inc.

and

Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN STANDARD TIME, ON JUNE 25, 2024, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. THE WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

May 24, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated May 24, 2024 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “we,” “our” and “us”), to each holder of each class of Warrants (as defined below), consisting of the Public Warrants, Private Placement Warrants and Working Capital Warrants (and, for the avoidance of doubt, do not include any OrbiMed Warrants), to purchase shares of common stock, par value $0.0001 per share (“Common Stock”), of the Company, of the opportunity to receive 0.3 shares of Common Stock in exchange for each Warrant tendered by the holders (“Warrant Holders”), which includes holders of the Public Warrants, Private Placement Warrants and Working Capital Warrants, and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will expire at one minute after 11:59 p.m., Eastern Standard Time, on June 25, 2024, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.” Unless defined herein, terms used in this Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees shall have definitions set forth in the Prospectus/Offer to Exchange.

The “Warrants” referred to herein collectively refer to the Public Warrants, the Private Placement Warrants and the Working Capital Warrants. Each Warrant entitles the holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment. The Public Warrants are quoted on the Nasdaq Global Market (“Nasdaq Global”) under the symbol “TLSIW.” The Private Placement Warrants and the Working Capital Warrants are not listed on a securities exchange nor traded in an over-the-counter market. As of May 23, 2024, 14,215,112 Warrants were outstanding, which includes 8,281,779 Public Warrants, 4,933,333 Private Placement Warrants and 1,000,000 Working Capital Warrants. Pursuant to the Offer, the Company is offering up to an aggregate of 4,264,532 shares of Common Stock in exchange for the Warrants.

Each Warrant Holder whose Warrants are exchanged pursuant to the Offer and Consent Solicitation will receive 0.3 shares of Common Stock for each Warrant tendered by such Warrant Holder and exchanged. Any Warrant Holder that participates in the Offer and Consent Solicitation may tender less than all of their Warrants for exchange.

No fractional shares of Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any Warrant Holder who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such Warrant Holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of Common Stock on the Nasdaq Global on the last trading day of the Offer Period. The Company’s obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered Warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from Warrant Holders (the “Consent Warrants”) to amend the warrant agreement, dated as of December 17, 2020, by and between the Company (f/k/a MedTech Acquisition Corp.) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company the option to require that all Warrants in one or more classes of Exchange Warrants that are outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer, in accordance with the Warrant Amendment; in the event that the Company elects to exchange all of the outstanding Exchange Warrants, the Exercise Period would expire after the Adjusted Expiration Date, which will then be the last day of the Exercise Period of the Warrants, as adjusted, as a result of such mandatory exchange. Pursuant to the terms of the Warrant Agreement, certain amendments including the Warrant Amendment, require the vote or written consent of holders of at least a majority of the then outstanding (i) Public Warrants (the “Public Warrant Consent Threshold”), (ii) Private Placement Warrants with respect to modifications or amendments that apply to the Private Placement Warrants (the “Private Placement Warrant Consent Threshold”) or any provision of the Warrant Agreement with respect to the Private Placement Warrants, including the Warrant Amendment, and (iii) Working Capital Warrants with respect to modifications or amendments that apply to the Working Capital Warrants (the “Working Capital Warrant Consent Threshold,” and together with the Public Warrant Consent Threshold and the Private Placement Warrant Consent Threshold, as applicable, the “Consent Threshold”) or any provision of the Warrant Agreement with respect to the Working Capital Warrants, including the Warrant Amendment. As a result, in order to amend the Warrant Agreement with respect to the (i) Public Warrants, consent of a majority of the Public Warrants is required and (ii) the Private Placement Warrants or the Working Capital Warrants, consent of a majority of the Public Warrants and Private Placement Warrants or Working Capital Warrants is required, depending on the class amended.

Parties representing approximately 34.8% of the Public Warrants, 0% of the Private Placement Warrants and 0% of the Working Capital Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements (each, a “Tender and Support Agreement”). Accordingly, if holders of an additional approximately 15.3% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Amendment will be adopted with respect to the Public Warrants. Similarly, (i) if holders of at least a majority of the outstanding Private Placement Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived (including receipt of consent from holders of at least a majority of Public Warrants), then the Warrant Amendment will be adopted with respect to the Private Placement Warrants and (ii) if holders of at least a majority of the outstanding Working Capital Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived (including receipt of consent from holders of at least a majority of Public Warrants), then the Warrant Amendment will be adopted with respect to the Working Capital Warrants. Holders of 19.4% of the Public Warrants that have entered into Tender and Support Agreements have reserved the right to exercise their Public Warrants during the Offer Period. Any Warrants exercised prior to the expiration of the Offer Period will reduce the Warrants outstanding and will be omitted from the calculation of those Warrants that have consented to the Warrant Amendment in the Consent Solicitation.

Warrant Holders may not consent to the Warrant Amendment without tendering their Consent Warrants in the Offer and Warrant Holders may not tender such Warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Warrants, and therefore by tendering the Consent Warrants for exchange, Warrant Holders will be delivering to us their consent. Warrant Holders may revoke their respective consent at any time prior to the Expiration Date by withdrawing such Consent Warrants tendered in the Offer.

Warrants not exchanged for shares of Common Stock pursuant to the Offer will remain outstanding subject to their current terms or amended terms if the Warrant Amendment is approved with respect to the applicable class of Warrants. We reserve the right to redeem any of the Public Warrants pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we may require at our option the conversion of one or more classes of Exchange Warrants to shares of Common Stock as provided in the Warrant Amendment.

WE ARE NOT AWARE OF ANY U.S. STATE WHERE THE MAKING OF THE OFFER AND THE CONSENT SOLICITATION IS NOT IN COMPLIANCE WITH APPLICABLE LAW. IF WE BECOME AWARE OF ANY U.S. STATE WHERE THE MAKING OF THE OFFER AND THE CONSENT SOLICITATION OR THE ACCEPTANCE OF THE WARRANTS PURSUANT TO THE OFFER IS NOT IN COMPLIANCE WITH APPLICABLE LAW, WE WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH THE APPLICABLE LAW. IF, AFTER SUCH GOOD FAITH EFFORT, WE CANNOT COMPLY WITH THE APPLICABLE LAW, THE OFFER AND THE CONSENT SOLICITATION WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE WARRANT HOLDERS.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;
2.

The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Warrants and provide consent;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Exchange Agent.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Standard Time, on June 25, 2024, or such later time and date to which the Company may extend the Offer.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and solicitation agent and certain other persons, as described in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters — Exchange Agent,” “Market Information, Dividends and Related Stockholder Matters — Information Agent,” “Market Information, Dividends and Related Stockholder Matters — Dealer Manager and Solicitation Agent” and “Market Information, Dividends and Related Stockholder Matters — Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Morrow Sodali LLC

430 Park Avenue, 14th Floor

New York, New York 10022

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage, please call: (203) 658-9400

Email: TLSI@investor.morrowsodali.com

Very truly yours,

TriSalus Life Sciences, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager and solicitation agent, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.